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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                                     SEC File Number 0-26192
                                                     CUSIP Number 64111E 10 1

  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:   December 31, 2000
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant      Net4Music Inc.
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Former name if applicable
                          -----------------------------------------------------


6210 Bury Drive
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Address of principal executive office (Street and number)


Eden Prairie, Minnesota 55346
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/   / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ X / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/   / (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 (the "Annual Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the recent business combination with Net4Music S.A. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, has not yet been completed.
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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Barbara S. Remley                       (952)                     906-3640
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                               / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               / X / Yes /  / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting that the results of operations for the fiscal year ended December 31, 2000 have substantially changed in comparison with the results of operations for the year ended December 31, 1999. The reverse acquisition between Net4Music Inc. (f/k/a Coda Music Technology, Inc. ("Coda")) and Net4Music S.A., consummated on October 19, 2000, has been accounted for as required under GAAP as a purchase by Net4Music S.A. of Coda with the books and records of the Registrant being adjusted to reflect the historical operating results of Net4Music S.A. As a result, the year end comparison does not include any of the revenues and expenses of Coda prior to October 19, 2000 (including all of 1999).

     For the fiscal year ended December 31, 2000, the Registrant anticipates reporting a net loss of $11.111 million, or $0.94 per diluted share, compared with pro forma net loss of $5.831 million, or $1.47 per diluted share in 1999. These results are based on a 198% increase in diluted weighted shares outstanding in the 2000 fiscal year. Revenues for the fiscal year ended December 31, 2000 increased to $1.454 million from $299 thousand for the year ended December 31, 1999.

     Results for the year ended December 31, 2000 included two and one-half months of Coda Music Technology, Inc. operations and 12 months of Net4Music S.A. operations. Results for the year ended December 31, 1999 do not include a pre-acquisition net loss of $457 thousand for Coda Music Technology, Inc.


                                 NET4MUSIC INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 2, 2001       By
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                             Barbara S. Remley, Chief Financial Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).